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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

                                GLAMIS GOLD LTD.
          ------------------------------------------------------------
                (Translation of registrant's name into English)

                  5190 Neil Rd., Suite 310, Reno, Nevada 89502
          ------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  [ ]      Form 40-F  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes  [ ]      No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   GLAMIS GOLD LTD.
         Date:  November 14, 2002                  (Registrant)



                                                   By: /s/ Cheryl S. Maher
                                                      --------------------------
                                                      Cheryl S. Maher
                                                      Chief Financial Officer

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                                 BC FORM 53-901F
                              (previously Form 27)

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


ITEM 1            REPORTING ISSUER

                  Glamis Gold Ltd.
                  5190 Neil Road, Suite 310
                  Reno, Nevada
                  89502

                  (the "Company")

                  Telephone:  (775) 827-4600


ITEM 2.           DATE OF MATERIAL CHANGE

                  November 13, 2002


ITEM 3.           PRESS RELEASE

                  The Company issued a news release on November 13, 2002.


ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company has filed a preliminary short form prospectus in all provinces of Canada and has filed a registration statement with the Securities and Exchange Commission in the United States with respect to an offering of 12,100,000 common shares, pursuant to which it intends to raise up to $159,115,000 from the sale of its common shares. Completion of the offering is expected to occur, subject to regulatory approval and compliance with certain other conditions, on or about November 26, 2002.


ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  See attached press release.


ITEM 6.           RELIANCE ON SECTION 85(2) OF THE ACT

                  Not applicable.


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                                      -2-

ITEM 7.           OMITTED INFORMATION

                  None.

ITEM 8.           SENIOR OFFICERS

                  The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

                  Charles Jeannes
                  President and Chief Executive Officer
                  5190 Neil Road, Suite 310
                  Reno, Nevada
                  89502

                  Telephone:  (775) 827-4400

ITEM 9.           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material change referred to herein.



November 14, 2002                     Signed "Charles A. Jeannes"
-----------------------------         -------------------------------------
Date                                  Signature

                                      CHARLES A. JEANNES
                                      -------------------------------------
                                      Name

                                      SENIOR VICE-PRESIDENT, ADMINISTRATION,
                                      GENERAL COUNSEL AND SECRETARY
                                      -------------------------------------
                                      Position

                                      RENO, NEVADA
                                      -------------------------------------
                                      Place of Declaration


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


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[LOGO]

                                  NEWS RELEASE
                                GLAMIS GOLD LTD.



FOR IMMEDIATE RELEASE
TRADING SYMBOL: TSX NYSE - GLG                                 NOVEMBER 13, 2002


          Glamis Gold Ltd. Announces Filing of Preliminary Prospectus
                        for Cross Border Equity Offering

RENO, NEVADA - Glamis Gold Ltd. (NYSE: GLG; TSX: GLG) today announced that it has entered into an agreement with an underwriting syndicate led by BMO Nesbitt Burns Inc., National Bank Financial Inc. and Yorkton Securities Inc., and including CIBC World Markets Inc., Merrill Lynch Canada Inc., Research Capital Corporation and Sprott Securities Inc. Under the terms of the proposed financing, Glamis will issue and sell on a "bought deal" basis 9,700,000 common shares of the Company, at a price of Cdn.$13.15 per common share (the "Offering Price"). Glamis has granted to the underwriters an option, exercisable in whole or in part up to 48 hours prior to the closing of the offering, to acquire 2,400,000 additional common shares at the Offering Price and an over-allotment option, exercisable in whole or in part, to acquire an amount of common shares equal to 15% of the shares sold under the offering at the Offering Price, until 30 days after closing of the offering, which is expected on or about November 26, 2002.

The net proceeds of the offering to be paid to Glamis upon closing will be used to finance the initial capital costs of the Company's El Sauzal gold project in Mexico, for further exploration and development at its Marlin gold property in Guatemala and for general corporate purposes.

Glamis has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces in Canada relating to the offering and has filed a registration statement relating to these securities with the Securities and Exchange Commission in the United States, but such registration statement has not yet become effective. These securities may not be sold in the United States nor may offers to buy be accepted in the United States before the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

A copy of the U.S. preliminary prospectus relating to the offering may be obtained from BMO Nesbitt Burns Corp., 3 Times Square, 27th Floor, New York, NY 10036. A copy of the Canadian preliminary prospectus relating to the offering may be obtained from BMO Nesbitt Burns Inc., 1 First Canadian Place, 3rd Floor,
P. O. Box 150, Toronto, Ontario M5X 1H3.

--------------------------------------------------------------------------------

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
Glamis Gold Ltd.                        Website:                                        www.glamis.com
5190 Neil Road, Suite 310               email request for investor packets to:          info@glamis.com
Reno, Nevada  89502                     email questions/correspondence to:              michaels@glamis.com
Michael A. Steeves                      Phone:                                          775 827 4600 ext. 3104
Vice President, Investor Relations
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